FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 8, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SUMMARY OF THE MINUTES OF THE 9th/2010 OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6,404/76)

DATE, PLACE AND TIME: October 29, 2010 at 8:30 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: the majority of board members. PRESIDING OFFICIALS: Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman and Edina Biava, Secretary. 1. Proposal of structure for sale of the Vila Anastácio property and authorization for disposal – Sadia – The structure for the sale of the property of the company Sadia S.A., located in Vila Anastácio in the city of São Paulo, through the company VIP S.A. Empreendimentos Imobiliários e Participações in accordance with the propose. Consequently, an increase in the capital of VIP S.A. Empreendimentos Imobiliários e Participações was approved in the amount of R$ 13,826,546.00 to be subscribed by Sadia S.A. with the verification of the Vila Anastácio property comprising the following record numbers: 15102 and 13962, Rua Fortunato Ferraz, 529/659, Vila Anastácio, São Paulo-SP;  record number 9529, Rua Fortunato Ferraz, 897, Vila Anastácio, São Paulo-SP; record numbers 118066 and 25977; Rua Fortunato Ferraz, 365, Vila Anastácio, São Paulo/SP. In addition the sale and transfer of this property by VIP S.A. was approved 2. Other internal company matters. These minutes having been drafted, read and approved, were signed by the members of the Board of Directors present. Members of the Board of Directors: Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman, Francisco Ferreira Alexandre, Carlos Alberto Cardoso Moreira, Décio da Silva, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Roberto Faldini, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Walter Fontana Filho. São Paulo-SP, October 29, 2010 (I hereby certify that this is a true company of the original minutes drafted to the Minutes Register for Ordinary and Extraordinary Meetings of the Board of Directors of the Company).

EDINA BIAVA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 08, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director